

William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Re: Carlyle Select Trust (the "Trust")
        File Numbers 811-22928 & 333-193138

Dear Mr. Farrar:

On December 30, 2013, the Trust filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). Your letter of even date accompanied the filing. The Trust has two series, the Carlyle Enhanced Commodity Real Return Fund and the Carlyle Global Core Allocation Fund (the "Funds" or separately, a "Fund"). The filed document contains many blank spaces related to, among others, fees, costs and percentages; we will review that information upon its submission in subsequent amendments and may have comments regarding that information. We have referenced the captions and page numbers from the registration statement to indicate the sections of the registration statement to which each comment relates. However, you should regard any comment made with respect to one section of the registration statement to apply to similar disclosure elsewhere in the registration statement.

Our comments regarding the filing are set forth below.

General

1.   The typeface of the printed document is hard to read and appears to be set forth in an inappropriately small font. Confirms the printed document will comply with the type size requirements in Rule 420.

2.   Delete the header "Table of Content" appearing on each page. Explain or clarify the meaning of the phrase "1,600 carry fund investors" on page 36.

Prospectus Cover

3.   Given that the term "global" is in the Carlyle Global Core Allocation Fund's name, please expressly describe how the Fund will "invest its assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Act Release No. 24828, as n.42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the

fund would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

Prospectus

FUND SUMMARIES – Page 1

4.   Confirm the fee waiver and reimbursement agreement has been or will be filed.

Principal Investment Strategies of the Fund – Page 2

5.   Disclosure in the first paragraph indicates that the Carlyle Enhanced Commodity Real Return Fund will allocate assets to various commodity sectors including energy, precious and base metals. If appropriate, consider whether disclosure should be added regarding energy, mining, extraction, or drilling risks, such as the risks of the occurrence of incidents like the West Virginia coal mine tragedy or the BP oil rig explosion, fire and massive spill in the Gulf of Mexico; or whether disclosure is warranted in light of the Dodd-Frank §1502 requirements applicable to conflict minerals. Delete the word "also," as indicated, from the following sentence: "The Fund also invests in fixed income securities including money market instruments and inflation-linked securities, as well as derivatives. Disclosure preceding the sentence does not disclose the type of investments the Fund makes.

Page 3

6.   Disclosure in the third paragraph states that: "The Fund may engage in derivative transactions . . . to change the effective duration of its portfolio; . . . and/or as a substitute for the purchase or sale of securities or other financial instruments, including currencies or commodities." With respect to the first clause, briefly define the terms duration and effective duration and make clear that duration measures volatility and not time. Clarify that securities acquired as substitutes for other instruments will have similar economic characteristics to those instruments.   In addition, please disclose how closely correlated the performance of derivatives will be in order to qualify as a substitute for a direct investment in other investments.

Principal Risks of Investing in the Fund
Subsidiary Risk – Page 5

7.   The second full paragraph on this page discusses the Carlyle Enhanced Commodity Real Return Fund's investment of not more than 25% of its assets in a Cayman Island wholly owned subsidiary. Other disclosure in the filing indicates that each Fund has a wholly owned Cayman subsidiary. In this connection, please address the following:

>   a.   please confirm that the subsidiary will enter into an investment advisory agreement with the Fund's investment adviser and/or sub-adviser pursuant to the requirements of §15(a) of the 1940 Act,

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b.	please confirm that each subsidiary's board of directors will be signatories to the Fund's registration statement,

c.	please confirm that each subsidiary's financial statements will be consolidated with the Fund's financial statements,

d.	please confirm that the Fund and the subsidiary will meet all of the requirements of the 1940 Act on a consolidated basis. In particular, please confirm that the consolidated entity will comply with the provisions of: Section 8 of the 1940 Act relating to investment policies; §17 relating to affiliated transactions, custody and fidelity bond; §18 relating to capital structure and leverage; §31 regarding books and records; and the 1940 Act relating to pricing and accounting,

e.	please confirm that the subsidiary will have an eligible custodian under §17(f) of the 1940 Act,

f.	please confirm that the subsidiary's expenses will be included in the fee table as a separate line item,

g.	please confirm that the subsidiary and its board of directors have agreed to designate an agent for service of process in the United States and have agreed to inspection of the subsidiary's books and records by the staff,

h.	please disclose whether the Fund has any intention to sell or transfer the shares of the subsidiary,

i.	confirm whether the subsidiary sells its securities only to the Fund,

j.	confirm whether additional disclosure regarding the corporate structure of the subsidiary is contained elsewhere in the registration statement,

k.	 the section entitled "The Fund's Management and Administration" on page 36 states that the management fee is expressed as a percentage of average daily net assets. Confirm whether this includes the assets of the subsidiary. If not, explain how the assets of the subsidiary are accounted for in the payment of the advisory fee, and

l.	the section entitled "CHOOSING A SHARE CLASS – Share Price" on page 41 explains that: "The NAV per share of each Fund is computed by dividing the total current value of the assets of the Fund attributable to a class, less class liabilities, by the total number of shares of that class of the Fund outstanding at the time such computation is made." Confirm whether this includes the value of the securities owned by the subsidiary.

Foreign Investments Risk – **Page 6**

8.	If the Carlyle Enhanced Commodity Real Return Fund will make emerging market investments, add appropriate disclosure to the risk and strategy discussions.

Performance – Page 9

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9.   Revise the last sentence of the of the paragraph under this caption to indicate that such performance will be provided after the Fund has one full calendar year of performance. *See* Item 4(b)(2) of Form N-1A.

**Carlyle Global Core Allocation Fund Summary
Page 12**

10.   Disclosure in the third paragraph indicates that securities may be rated or unrated and of the lowest quality. If applicable, disclose that they may be in default. Revise the last sentence, which indicates that there is no limit regarding, among others, less liquid securities, to indicate that there is a 15% limit regarding illiquid investments.

11.   Revise the disclosure at the bottom of the page, to the effect that it may invest a high percentage of assets in one issuer, consistent with the Fund's election to qualify as a RIC.

**BUYING AND SELLING SHARES
Customer Identification Program – Page 46**

12.   Revise this disclosure to state that the Fund has appointed a money laundering compliance officer.

**How to Redeem Shares
Page 47**

13.   The last paragraph of this discussion indicates that the Funds may hold proceeds for shares purchased by check or ACH for as long as five business days until the purchase amount has been collected. In these situations, what day's price applies to the transaction.

Additional Information Regarding Redemptions

14.   Disclosure in the second paragraph indicates that an investor may be removed from the Fund if their account value falls below the required minimum balance. Add disclosure, which limits this action to cases involving redemptions, exchanges or other investor initiated withdrawals.

15.   The third paragraph lists five situations wherein the Fund may suspend redemption. Add the following clause to the first item, "as determined by the SEC."

**How to Exchange Shares
 Page 48**

16.   Disclosure in the fifth and sixth paragraphs indicates that the Fund may act on communication it "believes" to be genuine, and that investors and not the Fund bear the risk of loss as the result of unauthorized telephone exchanges believed by the Fund to be genuine. It is also noted that the Fund will employ reasonable procedure to confirm the communications are

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genuine. Revise the disclosure to indicated that the Fund "may not be liable" if it has such reasonable procedures and follows them in a case resulting in loss to an investor.

HOW TO REACH US
Page 54

17.   Confirm that the 811- number disclosure will appear at the end of the prospectus.

CARLYLE SELECTION TRUST PRIVACY NOTICE
Page 55

18.   Consistent with the comment immediately above, this disclosure should either appear earlier in the prospectus or be formatted so as not to be a part of the prospectus, e.g., as an appendix.

Statement of Additional Information

INVESTMENT POLICIES
Page 2

19.   Revise and simplify the first three sentences of the second paragraph to make it clear that both borrowing and illiquid securities are exceptions to the policy that applies "at the time of purchase."

Fundamental Investment Policies of the Funds

20.   Revise Fundamental Policy No. 2, which is confusing and hard to follow, owing to the use of several conditional clauses.

21.   If the fourth clause of No. 2 means that the Carlyle Enhanced Commodity Real Return Fund may concentrate in commodity sectors, please specify the industry or group of industries in which it will concentrate.

22.   If accurate, revise and reformat No. 3 so as to make clear that everything following the first semi-colon, beginning with the clause "among other things," is explanatory and not part of what is intended to be fundamental or changeable only by shareholder vote.

23.   With respect to No. 4 regarding borrowing, confirm that each Fund's actual borrowing policy is spelled out in the prospectus. Similarly, with respect to No. 7, purchasing and selling commodities, and No. 8, making loans to other persons, confirm that the specific limits of these policies are disclosed in the prospectus. Further, with respect to No. 8 and the disclosure which begins with "in accordance with the Funds' investment objective and," revise the restriction so as not to formulate this, or any restriction, in a manner which refers to policies disclosed elsewhere in the filing.

DESCRIPTION OF THE FUNDS' INVESTMEN AND INVESTMENT-RELATED RISKS
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Page 3

24.   The proviso paragraph indicates that the table lists other strategies and risks than those discussed in the prospectus on page 3. However, many items appear on both lists. Either reformat the list so as to avoid duplicating the items covered in the prospectus or revise the lead-in paragraph so as to accurately describe the discussion that follows.

Total Return and Interest Rate Swaps
Page 17

25.   With respect to investments in total return swaps, each Fund should set aside an appropriate amount of segregated assets. *See* generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which a Fund operates.

Loans of Portfolio Securities – Page 20

26.   Disclosure in the last paragraph indicates that an agent will conduct securities lending. Clarify who manages the cash collateral, whether that entity is an affiliate of the Fund, and the considerations that led to that arrangement. Disclose how the lending agent is paid, and that the costs of securities lending are not included in the fee table. Depending on the circumstances surrounding the fee, disclose that the fee may entail an inherent conflict of interest. Add disclosure regarding the regulatory limitations applicable to securities lending, including a statement that the Fund will limit its lending to no more than a third of its assets.

Cover Requirements for Swap Agreements, Options, Futures and Options on Future **- Page 22**

27.   Confirm whether the subsidiary will comply with cover obligations and other requirements as if it were an open-end fund?

Securities of Other Investment Companies – Page 24

28.   Add the clause "as well as its own" to the end of the first paragraph.

DISCLOSURE OF PORTFOLIO HOLDINGS – Page 34

29.   Disclosure in the second paragraph indicates that service providers are authorized to receive portfolio information and that going forward additional service providers may be authorized. Be aware, all such on-going arrangements to provide service providers with

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portfolio holdings information must identify the recipient and describe the information. *See* Item 16(f)(2) of Form N-1A.

FINANCIAL STATEMENTS – Page 55

30.   The caption "Financial Statements" indicates that the Funds are new and have no financial statements. Explain how the registrant intends to comply with §14 of the 1940 Act and confirm that you will provide seed money financial statements.

APPENDIX A – PURCHASES, REDEMPTIONS AND EXCHANGES – Page A-1

31.   Disclosure in the third paragraph states that each Fund my exchange securities for Fund shares. Disclose the specifics of this exchange feature in the prospectus, including any requirements or limitations, e.g., need investors pay transaction fees, any applicable conditions, whether the type of securities accepted in exchange are limited to the type of instruments in which the Funds invest. Further, disclose how these instruments will be valued and whether exchanges are limited only to securities or whether commodities may also be accepted.

32.   Revise the last sentence of the fourth paragraph so as to include taxable capital gain to the charges that an investor may experience in converting a security received in-kind into cash.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

/s/ Larry L. Greene
Larry L. Greene
Senior Counsel

Wednesday, January 29, 2014